Exhibit (e)(29)

Policy Number: 2001	Policy Type: Internal HR

Identification

Filename	Document Title
Severance Pay Policy

Revision History

Date	Version #	Author/Contributor	Contact Information	Approval Status
2/10/09	1.00	Sheri Mullin	x2291	Initial Document

Authorization

Authorization Required	Authorization by:	Effective Date
Yes	MD & C Committee	5/06/09

Document Control

File Type	File Formats	Location and Path (user rights designated at location)
Source Files	.RTF .DOC
Exchange Access	.HTM .DOC
Archive Plan	TBD

Severance Pay Policy

1.0 Purpose

This policy provides management with the guidelines for the application of severance pay and benefits in the event of an involuntary, not for cause separation of employment.

2.0 Introduction

Severance pay and benefits are typically provided to an employee who is separated from employment on an involuntary basis, not cause-related, as deemed appropriate by Executive Management.

3.0 Severance Pay and Benefits

Severance pay and benefits are available for eligible employees in the event of an involuntary separation, not cause-related, to provide salary and benefit continuation to ease the employee’s transition. Severance eligibility is determined by Executive Management.

3.1 Named Top Executives

Severance pay for the Named Top Executives is based on total compensation to include regular base pay and incentive pay. Factors used to determine the amount of severance pay include job category and years of service with the company. All severance pay is paid in a single lump sum payment and subject to all applicable federal, state and local tax withholdings.

Company Confidential	Page 1 of 4	Internal Management Policy

See table below.

Base Pay Calculation

Job Category	Severance Pay Calculation
Named Top Executives –A*	Min = 12 mos. + 2wks per YOS, cap = 24 mos.
Named Top Executives –B*	Min = 9 mos. + 2wks per YOS, cap = 12 mos.
Named Top Executives –C*	Min = 6 mos. + 2wks per YOS, cap = 12 mos.

*	Named Top Executives as identified in the Change in Control Severance (“CIC”) Plan.

Bonus Pay Calculation

For the Named Top Executives, the target bonus is a significant component of their total cash compensation; therefore it is included for the purposes of the severance calculation. To calculate the bonus payment in the current year of separation, the following calculation applies:

((CBT $ × CBP %) ÷ 12)) × # mos. employed in bonus plan year

CBT = Current Bonus Target

CBP = Current Bonus Performance (as accrued for in the books of the Company at the date of separation)

To calculate the bonus for the severance period, the following calculation applies:

(CBT $ ÷ 12) × # mos. of severance pay

Equity Treatment

For the Named Top Executives, the vesting schedule for all issued time-based equity grants will be assumed to be monthly as of the separation date for purposes of accelerating time-based equity grants. All time-based equity that would have vested monthly during the severance period calculated, will vest as of the date of separation.

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For example, if the executive is entitled to 9 months of severance, all time-based equity that would vest monthly in the 9 months following the separation date, will automatically vest on the separation date.

For issued performance-based equity grants, the vesting schedule will be assumed to be monthly as of the separation date for purposes of accelerating performance-based equity grants. Also, the expected vesting percentage for each grant being expensed in the books of the Company at the date of separation will be used for purposes of calculating the percentage of the each grant to be accelerated. The expected vesting percentage of all performance-based equity that would have vested monthly during the severance period calculated, will vest as of the date of separation.

Company Confidential	Page 2 of 4	Internal Management Policy

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For example, if the executive is entitled to 9 months of severance and the remaining performance-based equity grants have a then expected vesting percentage of 60%, 60% of all performance-based equity that would have vested monthly in the 9 months following the separation date, will automatically vest on the separation date.

Under these circumstances, the company’s equity plan requirement to sell all vested equity within 90 days of separation date is waived.

Health Benefits

All health plan benefits (medical, dental, vision) will remain in effect for the lesser of the severance period or one year from date of separation, at the same premium rates as other employees are charged during that same time period.

3.2 All Other Employees

Severance pay is based on regular base pay, excluding overtime, shift differential and commissions. In some cases, bonus pay may be included for eligible participants. Factors used to determine the amount of severance pay include job category and years of service with the company. All severance pay is paid in a single lump sum payment and subject to all applicable federal, state and local tax withholdings. See table below.

Job Category	Severance Pay Calculation
Senior/Vice Presidents	Min = 3 mos. + 1wk per YOS, cap = 6 mos.
Senior/Directors & Grade 11	Min = 1 mo. + 1wk per YOS, cap = 3 mos.
Managers & Other Staff	Min = 2 wks or 1wk per YOS, cap = 3 mos.

Bonus Pay Calculation

Bonus pay may be provided in addition to severance pay under certain business conditions. Employees who participate in the management bonus program will be eligible for this payment. The bonus payment is based on current job level, division, and bonus target. The inclusion of bonus payment for severance is subject to the current business conditions at the time of the separation. If approved, this payment is based on service in the current year and calculated as follows:

((CBT $ × CBP%) ÷ 12)) × # mos. employed in bonus plan year

Equity Treatment

Equity treatment is determined based on the equity compensation plan specifications at the time of separation. In the event that there is a CIC, all equity granted to participants will vest according to the provisions of the Company’s equity compensation plans.

Health Benefits

The Company will pay the full premium payments for an employee’s health insurance COBRA coverage, (medical and dental only at the current level of participation) if employee elects any, for one month from last date of regular coverage.

Company Confidential	Page 3 of 4	Internal Management Policy

3.3 Other Benefits – Outplacement

Outplacement support may be provided on a case-by-case basis.

4.0 Release of Claims

All offers of severance must be approved in advance by Executive Management and will be presented in writing by an authorized member of the Human Resources staff. The separation agreement will include the details of severance pay and benefits, the timeframe to consider the offer, and a general release of claims.

The severance agreement must be signed by the employee and the revocation period completed prior to execution of severance payments or benefits continuation.

5.0 Severance Plan Changes

This policy will be reviewed periodically by management. Any or all components of this policy are subject to change without prior notice and as appropriate to reflect the current business and financial conditions of the company.

Company Confidential	Page 4 of 4	Internal Management Policy